UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K
_____

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **May 6, 2009**



_____

Cross Country Healthcare, Inc.

(Exact name of registrant as specified in its charter)

_____

Delaware	**0-33169**	**13-4066229**
(State or Other Jurisdiction	*(Commission*	*(I.R.S. Employer*
of Incorporation)	*File Number)*	*Identification No.)*

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

(a) On May 6, 2009, Cross Country Healthcare, Inc. ("the Company") issued a press release announcing results for the quarter ended March 31, 2009, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 2.02 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 7.01   Regulation FD Disclosure

Incorporated by reference is a press release issued by the Company on May 6, 2009, which is attached hereto as Exhibit 99.1. This information is being furnished under Item 7.01 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

Item 9.01   Financial Statements and Exhibits

(d) Exhibits

Exhibit	Description
99.1	Press Release issued by the Company on May 6, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Emil Hensel
Chief Financial Officer

Dated: May 7, 2009

LINKS

Item 2.02   Results of Operations and Financial Condition
Item 7.01   Regulation FD Disclosure
Item 9.01   Financial Statements and Exhibits





Exhibit 99.1

CROSS COUNTRY HEALTHCARE

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS FIRST QUARTER 2009 RESULTS

BOCA RATON, Fla. – May 6, 2009 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported quarterly revenue of $175.4 million in the first quarter ended March 31, 2009, and net income of $3.0 million, or $0.10 per diluted share. This compares to revenue of $179.3 million and net income of $5.9 million, or $0.19 per diluted share, in the prior year. Cash flow from operations for the first quarter of 2009 was a one-quarter record at $25.6 million.

"In the first quarter of 2009 all segments of our business faced headwinds. The most significant are those facing our nurse and allied staffing segment, which represented 60% of total revenue in the first quarter and where trends remain negative. Open orders for travel nurses appear to have stabilized over the past two months, but at levels that will likely lead to further declines in FTE staffing volume over at least the next two quarters if we do not see a pick-up in demand from current levels," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"Despite these extremely challenging market conditions, it is important to put our performance into context: each of our business segments is profitable. Nonetheless, we continue to be focused on bringing costs in-line with a lower level of business activity, and weathering this storm in a better position than our competitors. Our most important objective over the next several quarters will be to continue to rapidly de-lever our balance sheet to position us well for what we believe is an inevitable industry turnaround and a likely market consolidation that lies ahead. We still believe strongly in the viability and prospects of all our businesses over the longer-term," added Mr. Boshart.

Nurse and Allied Staffing

For the first quarter of 2009, the nurse and allied staffing business segment (travel and per diem nurse and travel allied staffing) generated revenue of $105.0 million, reflecting a 25% decrease from the prior year quarter and a 15% decrease sequentially from the fourth quarter of 2008. Contribution income (defined as income from operations before depreciation and amortization, impairment charges and corporate expenses not specifically identified to a reporting segment) decreased 22% in the first quarter of 2009 to $10.0 million from $12.9 million in the same quarter a year ago, and decreased 21% sequentially from the fourth quarter of 2008, reflecting a sharp decline in demand for temporary nurse and allied staffing services due to the current economic environment and its impact on the national labor market, as well as continued weak hospital admission trends.

Segment staffing volume decreased 24% from the prior year quarter and 12% sequentially from the fourth quarter of 2008, primarily reflecting declines in travel staffing volume.

Physician Staffing

For the first quarter of 2009, the physician staffing business segment generated revenue of $38.3 million and contribution income of $3.2 million. Physician staffing days filled for the first quarter of 2009 were 23,881 days, a decrease of 5% from the prior year quarter. Revenue per day filled for the first quarter of 2009 was $1,602, an increase of 4% from the prior year quarter. We believe the demand for temporary physician staffing services has weakened somewhat as physicians on staff at hospitals and practice groups appear to be working more hours than they previously did and delaying plans for retirement due to the current economic environment and its impact on their investment portfolios.

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6551 Park of Commerce Blvd., Boca Raton, FL 33487
Tel: (800) 347-2264 Fax: (561) 998-8533 www.crosscountry.com

Clinical Trials Services

For the first quarter of 2009, the clinical trials services segment generated revenue of $21.0 million, a decrease of 16% from $24.9 million in the prior year quarter and a decrease of 12% sequentially from the fourth quarter of 2008. Contribution income decreased 42% in the first quarter of 2009 to $2.2 million from $3.8 million in the prior year and declined 35% sequentially from the fourth quarter of 2008, reflecting negative operating leverage in the first quarter of 2009 as a result of lower revenue along with a stronger dollar during the first quarter of 2009 that negatively impacted the strong revenue growth and contribution income from the UK operation. We believe the current environment for clinical trials services reflects a very slow market for new clinical trials caused by global economic factors and uncertainty concerning research and development activities following recent pharmaceutical and biotechnology company mergers and acquisitions, as well as modifications, delays and cancellations for new and ongoing trials.

Other Human Capital Management Services

For the first quarter of 2009, the other human capital management services business segment (education and training and retained search) generated revenue of $11.1 million, a 19% decrease from revenue of $13.7 million in the same quarter in the prior year and a decrease of 12% sequentially from the fourth quarter of 2008, reflecting a decline in both businesses in this segment. Segment contribution income decreased 61% to $0.9 million in the first quarter of 2009 from $2.4 million in the prior year quarter and decreased 31% sequentially from the fourth quarter of 2008, reflecting a decline in revenue related to the number of retained searches and average seminar attendance.

Debt Repayments/Borrowings

During the first quarter of 2009, the Company reduced borrowings on its term loan and revolving credit facility by $15.0 million from the end of the prior quarter. At March 31, 2009, the Company had $117.4 million of total debt on its balance sheet and a debt, net of unrestricted cash, to total capitalization ratio of 28%. At the end of the first quarter of 2009, the Company's debt leverage ratio (as defined in its credit agreement) was 1.99 to 1, which is well under the 2.75 to 1 ratio currently required under the terms of the Company's credit agreement. Subsequent to the end of the first quarter, the Company used cash on hand to pay approximately $7.5 million in earn-out payments related to the MDA and AKOS acquisitions and made an $8.0 million optional pre-payment on its term debt as a result of its continued strong cash flow.

Stock Repurchase Program Update

Pursuant to the terms of the Company's credit agreement, Cross Country Healthcare is currently restricted from repurchasing shares of its common stock. As a result, the Company intends to use all of its available cash to repay debt for the foreseeable future. Under the remainder of its current authorization, the Company can repurchase up to 1,441,139 shares of its common stock. At March 31, 2009, the Company had approximately 30.8 million shares outstanding.

Guidance For Second Quarter 2009

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, any impairment charges, any significant legal proceedings or repurchases of the Company's common stock.

Cross Country Healthcare expects revenue in the second quarter of 2009 to be in the $153 million to $156 million range and earnings per diluted share to be in the range of $0.04 to $0.06.

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Annual Meeting of Stockholders

At the Company's Annual Meeting of Stockholders held on May 5, 2009, all seven directors were re-elected to hold office until the next Annual Meeting or until their successors are duly elected and qualified. Stockholders also approved and ratified the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2009.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Thursday, May 7th at 10:00 a.m. Eastern Time to discuss its first quarter 2009 financial results. This call will be webcast live by Thomson Reuters and may be accessed at the Company's web site at www.crosscountryhealthcare.com or by dialing 877-917-1549 from anywhere in the U.S. or by dialing 312-470-7109 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through May 21st. A replay of the conference call will be available by telephone from approximately noon on May 7th until May 21st by calling 866-458-4758 from anywhere in the U.S. or 203-369-1315 from non-U.S. locations – Passcode: 2009.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a diversified leader in healthcare staffing services. The Company offers a comprehensive suite of staffing and outsourcing services to the healthcare market, which together include being a leading national provider of nurse and allied staffing services and multi-specialty physician staffing services; a provider of clinical trials services to global pharmaceutical and biotechnology customers; and a provider of other human capital management services focused on healthcare. The Company has more than 5,000 contracts with hospitals and healthcare facilities, pharmaceutical and biotechnology customers, and other healthcare organizations. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountryhealthcare.com. Shareholders and prospective investors can also register at the corporate website to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

# # #

For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877.686.9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Consolidated Statements of Income
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended March 31,		
	2009	2008	% Change
Revenue from services	$ 175,417	$ 179,251	(2%)
Operating expenses:			
Direct operating expenses	130,358	134,074	(3%)
Selling, general and administrative expenses	34,664	32,165	8%
Bad debt expense	(95)	484	(120%)
Depreciation	2,305	1,786	29%
Amortization	1,023	673	52%
Total operating expenses	168,255	169,182	(1%)
Income from operations	7,162	10,069	(29%)
Other expenses:			
Foreign exchange gain	(73)	(6)	NM
Interest expense, net	1,701	639	166%
Income before income taxes	5,534	9,436	(41%)
Income tax expense	2,498	3,586	(30%)
Net income	3,036	5,850	(48%)
Net income per common share:			
Basic	$ 0.10	$ 0.19	(47%)
Diluted	$ 0.10	$ 0.19	(47%)
Weighted average common shares outstanding:			
Basic	30,775	31,149	
Diluted	30,934	31,333	

NM - Not meaningful

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Unaudited, amounts in thousands)

	March 31, 2009	December 31, 2008
Assets		
Current assets:		
Cash and cash equivalents	$ 19,087	$ 10,173
Restricted cash	5,000	5,000
Accounts receivable, net	104,534	117,794
Deferred tax assets	11,583	11,287
Income taxes receivable	—	977
Other current assets	15,690	16,149
Total current assets	155,894	161,380
Property and equipment, net	24,582	25,985
Trademarks, net	64,411	64,443
Goodwill, net	122,533	122,598
Other identifiable intangible assets, net	31,418	32,459
Debt issuance costs, net	2,444	2,676
Other long-term assets	16,759	16,309
Total assets	$ 418,041	$ 425,850
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	11,813	12,440
Accrued employee compensation and benefits	25,694	21,334
Current portion of long-term debt	8,177	15,826
Income taxes payable	761	—
Other current liabilities	6,853	6,682
Total current liabilities	53,298	56,282
Long-term debt	109,266	117,255
Interest rate swaps	2,289	2,382
Other long-term liabilities	15,979	15,908
Total liabilities	180,832	191,827
Commitments and contingencies		
Stockholders' equity:		
Common stock	3	3
Additional paid-in capital	237,696	237,372
Other stockholders' equity	(490)	(3,352)
Total stockholders' equity	237,209	234,023
Total liabilities and stockholders' equity	$ 418,041	$ 425,850

Cross Country Healthcare, Inc.
Segment Data (a)
(Unaudited, amounts in thousands)

	Three Months Ended March 31,				
	2009	**% of Total**	**2008**	**% of Total**	**% Change**
Revenues:					
Nurse and allied staffing	$ 105,029	60%	$ 140,666	78%	(25%)
Physician staffing	38,258	22%	—	—	ND
Clinical trials services	20,987	12%	24,869	14%	(16%)
Other human capital management services	11,143	6%	13,716	8%	(19%)
	$ 175,417	100%	$ 179,251	100%	(2%)
Contribution income (b)					
Nurse and allied staffing	$ 10,028		$ 12,861		(22%)
Physician staffing	3,242		—		ND
Clinical trials services	2,187		3,770		(42%)
Other human capital management services	929		2,395		(61%)
	16,386		19,026		(14%)
Unallocated corporate overhead	5,896		6,498		(9%)
Depreciation	2,305		1,786		29%
Amortization	1,023		673		52%
Income from operations	$ 7,162		$ 10,069		(29%)

ND - Not determinable

Cross Country Healthcare , Inc.
Other Financial Data
(Unaudited)

	Three Months Ended March 31,	
	2009	**2008**
Net cash provided by operating activities (in thousands)	$ 25,575	$ 11,335
<u>Nurse and allied staffing statistical data:</u>		
FTEs (c)	3,647	4,822
Weeks worked (d)	47,411	62,686
Average nurse and allied staffing revenue per FTE per week (e)	$ 2,215	$ 2,244

(a) Segment data provided is in accordance with FASB Statement 131.

(b) Defined as income from operations before depreciation, amortization, impairment charges and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(c) FTEs represent the average number of nurse and allied contract staffing personnel on a full-time equivalent basis.

(d)   Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(e)   Average revenue per FTE per week is calculated by dividing the nurse and allied staffing revenue by the number of weeks worked in the respective periods (unadjusted for the number of billing days). The three months ended March 31, 2008 included 1 more billing day than the three months ended March 31, 2009, due to leap year. Nurse and allied staffing revenue also includes revenue from permanent placement of nurses.